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                          March 18, 2021

       Ashish Arora
       Chief Executive Officer and Director
       Cricut, Inc.
       10855 South River Front Parkway
       South Jordan, Utah 84095

                                                        Re: Cricut, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 4, 2021
                                                            File No. 333-253134

       Dear Mr. Arora:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-1 filed March 4, 2021

       Summary Consolidated Financial and Other Data
       Key Business and Non-GAAP Financial Measures, page 16

   1.                                                   Your disclosures of
EBITDA and EBITDA margin should be accompanied by the
                                                        measure calculated
using the most directly comparable GAAP measure. Accordingly, please disclose Net
Income and Net Income Margin throughout your filing whenever you present EBITDA and
EBITDA margin. Refer to Item 10(e)(1)(i) of Regulation S-K and the Division of
Corporation Finance's Non-GAAP Compliance and Disclosure
                                                        Interpretation 102.10.
 Ashish Arora
FirstName
Cricut, Inc.LastNameAshish Arora
Comapany
March       NameCricut, Inc.
       18, 2021
March2 18, 2021 Page 2
Page
FirstName LastName
Consolidated Financial Statements
Notes to Consolidated Financial Statements
16. Subsequent Events, page F-35

2. Tell us what consideration you gave to disclosing the options and incentive units you issued subsequent to year end, the unrecognized compensation expense associated with these awards, and the period over which it will be recognized.
       You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:      Rezwan D. Pavri